

November 10, 2011

Mr. Mark Demilio
Chairman of the Board of Directors and Interim CEO
Cosi, Inc.
1751 Lake Cook Road
Suite 600
Deerfield, IL 60015

Dear Cosi Board of Directors,

Your letter dated November 10, 2011 is very revealing. You and I both know this is a calculated response meant to intimidate me, distort the facts and distract shareholders from the non-performance of this company that you continue to provide no remedy for.

It will not work.

Thank you for your consideration.

Brad Blum